UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K/A
(Amendment No. 1 to Report on Form
6-K
(Film No. 221137296)

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
under the Securities Exchange Act of 1934
Date of Report: August 31, 2022
Commission File Number:
001-36891

Cellectis S.A.
(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry
75013 Paris, France
+33 1 81 69 16 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
Form 20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

Explanatory Note
This report on Form
6-K/A
(this “Amendment”) filed by Cellectis S.A. (the “Company”) amends the Company’s report on Form
6-K,
which included the Company’s unaudited Condensed Consolidated Interim Financial Statements as of, and for the three- and six-month
periods ended, June 30, 2022 (the “Report”), filed with the U.S. Securities and Exchange Commission on August 4, 2022, solely to provide the financial statements formatted in iXBRL (Inline eXtensible Business Reporting Language) in accordance with Rule 405 of Regulation
S-T
and paragraph C.(6)(a)(ii) of the General Instructions to Form
6-K.
Exhibit 101 includes information in Inline eXtensible Business Reporting Language.
Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, revise, update or restate the information presented in the Report or reflect any events that have occurred after the Report was originally filed.
Exhibits
The following document, which is attached as an exhibit hereto, is incorporated by reference herein.
This report on Form
6-K
shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form
F-3
(No.
333-
265826) and Form
S-8
(Nos.
333-204205,
333-214884,
333-222482,
333-227717
and
333-258514),
to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Cellectis S.A.’s interim report for the six-month period ended June 30, 2022.

101	The following materials from Cellectis S.A.’s Report on Form
6-K
formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Condensed Consolidated Statements of Financial Position, (ii) the Condensed Consolidated Statements of Operations (Unaudited), (iii) the Condensed Consolidated Statements of Comprehensive Income (Loss), (iv) the Condensed Consolidated Statements of Cash Flow (Unaudited), (v) the Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited), and (vi) the Notes to the Interim Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

August 31, 2022	By:	/s/ André Choulika
André Choulika
Chief Executive Officer